VIA EDGAR April 18, 2023 Division of Corporation Finance Office of Energy & Transportation Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Karl Hiller, Branch Chief
Re:
NextSource Materials Inc.

Form 20-F for the Fiscal Year Ended June 30, 2022

Filed October 31, 2022

Comment Letter Dated March 21, 2023

File No. 000-51151

Dear Sir/Madam:

NextSource Materials Inc. (the “Company”) confirms receipt of the comment letter by the staff of the United States Securities and Exchange Commission, dated March 21, 2023 (the “Comment Letter”), in respect of the above noted filing. In accordance with the second paragraph of the Comment Letter, the Company respectively requests an extension in order to respond to the Comment Letter and the Company currently anticipates responding to the Comment Letter on or before April 24, 2023.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at 416-364-4986 or either James Guttman (416-367-7376) or Kimberley Anderson (206-903-8803) of Dorsey & Whitney LLP, our outside legal counsel.

Sincerely,

NextSource Materials Inc.

/s/ Marc Johnson
Marc Johnson
Chief Financial Officer

cc:
Chad Accursi, Cassels Brock & Blackwell LLP

James Guttman and Kimberley Anderson, Dorsey & Whitney LLP